Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

13 July 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

04036034

Attention: Filing Clerk

SUPPL

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
13 July 2004	Announcement to Australian Stock Exchange Appendix 3E – Daily Share Buyback Notice
13 July 2004	Announcement to Australian Stock Exchange UK Investor Roadshow – 12 & 13 July 2004

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

13 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 59,813 shares for $626,601 on Monday 12 July 2004. The highest price paid was $10.49 and the lowest price paid was $10.47. The total maximum number of shares that may still be bought back under the buyback is 42,509,953 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,430,234	59,813
4	Total consideration paid or payable for the shares	$14,849,654	$626,601

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.55 date: 23-Jun-04 lowest price paid: $10.24 date: 30-Jun-04	highest price paid: $10.49 lowest price paid: $10.47 highest price allowed under rule 7.33: $11.0250

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	42,509,953

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 13/7/04
(~~Director~~/Company secretary)

Print name:

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

13 July 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: one hundred and twenty six (126) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE CORPORATION LIMITED
UK INVESTOR ROADSHOW – 12 & 13 JULY 2004

With reference to the Investor Roadshow held by Lend Lease Corporation Limited ("Lease Lease") in London on 12 July 2004, attached are the following presentations:

- Adrian Chamberlain – CEO Europe, Middle East and Africa
- UK Urban Communities
- UK Retail – Significant Value Add Opportunity

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J SHARPE
Company Secretary

Lend Lease

Investor Roadshow
12/13 July 2004

Adrian Chamberlain

CEO – Europe, Middle East & Africa (EMEA)

Key Facts

Lend Lease

- Integrated development, construction and Real Estate Investments business based predominantly in the UK
- Number 1 UK construction business
- Leading participant in Private Finance Initiative (PFI) programme
- Developer and manager of UK's premier retail and urban development schemes
  - Bluewater
  - Greenwich Peninsula
- Balanced earnings mix between asset ownership, development and construction
- Substantial opportunities in retail and urban communities

Company - Lend Lease Corporation Limited
File No 82-3498

Geographic Spread

Lend Lease

Legend:

- Main operations
- Limited activities
- BP Alliance only
- No presence



UK & Ireland
Belfast
Birmingham
Bristol
Dublin
Edinburgh
Glasgow
Harrow
London
Manchester
Benelux
Hamburg
Germany
Munich
Paris
France
Portugal
Lisbon
Madrid
Spain
Milan
Italy
Vienna
Hungary
Budapest
Prague
Czech R
Bratislava
Poland
Warsaw
Romania
Bucharest
Turkey
St Petersburg
Moscow
Russia
& CIS
Mid East
Kuwait
South Africa
Johannesburg

3

2003 Earnings by Activity and Geography

Lend Lease

2003FY Earnings Contribution

Net Profit After Tax (A$m)	
- Real Estate Investments (continuing)	43.0
- Bovis Lend Lease	60.3
- Integrated Development Businesses	(18.8)
Total	**84.5**
Total assets	2,046
Employees	3,025

2003FY Earnings by Region


Other
29%
UK
71%

Source : Lend Lease financial reports, management information


EMEA
Organisation
Lend Lease
CEO Lend Lease EMEA
Adrian Chamberlain
Global Markets
Ross Shute
EHS
Peter Jacobs
CEO & Chair Bovis Lend Lease EMEA
John Spanswick
Defence
Doug Chalmers
Bovis Lend Lease UK
Jason Millett
Europe
Sergio Casari
Facilities Management
Peter Eatough
Healthcare
Dougie Sutherland
Retail/Development Urban Communities
Keith Perry
Finance
Andrew Silverbeck
Human Resources
John Davidson
IT
Doug Chalmers
Legal
Neil Martin
Communications
John Stokoe
Commercial
Robin Caven
Non Exec
Judy Lowe
5

EMEA Strategy

Lend Lease

- Two business streams complementing each other in a growing and increasingly interlinked market:
  - **Bovis Lend Lease:** high growth, market leadership, focus on major projects and established customers:
    - Government
    - Private
  - **Development:** focused application of Lend Lease integrated development and management skills concentrated in two markets:
    - Retail
    - Urban Communities

EMEA
Merged Entity Benefits

Lend Lease

- Merged entity will accelerate existing EMEA strategy to mutual benefit of both parties:
  - **Bovis Lend Lease:**
    - Increased scale will expand opportunities to grow core business
    - Extensive Continental European presence offers upside development and asset ownership opportunities
  - **Development:**
    - Options increased to more direct ownership or third party capital models as appropriate
    - Accretive earnings on capital efficient model in fragmented markets:
      - Urban Communities
      - Retail
      - Private Finance Initiatives (PFI)

EMEA
Key Issues

Lend Lease

- What are the opportunities for urban communities in the UK? How will we realise the potential of the Greenwich Peninsula?
- What are the opportunities for the UK retail development? How can they be earnings accretive to the merged entity?
- What are the quality and sustainability of Bovis Lend Lease's earnings growth prospects?
- What is the role of Private Finance Initiatives in the market's current projections?

Lend Lease

UK Urban Communities


Monday 12th July 2004

Content

Lend Lease

- Market and Business Model
- Greenwich Peninsula
- Pipeline and Summary


Lend Lease

Market and Business Model

Keith Perry, CEO Urban Communities

Urban Communities Team

Lend Lease


CEO
Keith Perry
COO
Bert Martin
CFO
Craig Matheson
DIRECTOR
PROJECT MANAGEMENT
& DESIGN
Phil Wade
DEVELOPMENT
Meridian Delta Limited
DIRECTOR
CAPITAL TRANSACTIONS &
BUSINESS GENERATION
Richard Powell

Scale of the UK Property Market

Lend Lease

Total Non-Financial Assets in the UK National Accounts



Total non-financial assets
(£5,000b)
9%
11%
7%
7%
55%
Total ownership of commercial
and industrial sector (£565b)
1%
2%
2%
11%
6%
Civil Engineering works
Non-marketable tenancy rights
Commercial, industrial and other buildings
Other
Residential buildings
Plant and Machinery
Financial corporations
Non-financial corporations
General Government
Households and non-profit
institutions serving households

Source: UK National Accounts, The Blue book 2003, Office for National Statistics

Key Features of the UK Market

Lend Lease

- Private owner occupier dominates
- New Buy to Let investor market c£6bn?
- Minimal institutional investment <£1bn
- Affordable/Key Worker Housing by Not for Profit organisations with some government support
- Housebuilders (listed) develop, sell to consumers then move on

Demand Supply Equilibrium

Lend Lease

Demand Growth

- Constant, strong demand growth supported by
  - Population growth
  - Decreasing household size
  - Immigration
  - Annualised demand c. 170,000 units

Supply Growth

- Little supply growth in South East (if any)

Price Growth

- High price volatility in the 1970s, 80s and 90s largely driven by interest rate movement
- Interest rates relatively stable over past decade
- Real house price trend growth: 2.4% over last 30 years; 2.7% over last 20 years

Population Profile by Region

Lend Lease

- Best demand led opportunities in South-East and London
- Some urban renewal opportunities exist in North

Population by Region


SCOTLAND
NORTHERN IRELAND
NORTH EAST
NORTH WEST
YORKSHIRE & THE HUMBER
EAST MIDLANDS
WEST MIDLANDS
EASTERN
WALES
LONDON
SOUTH EAST
SOUTH WEST

North England		
Annual Population Growth 1990 to 2000	Annual Population Growth 2000 to 2011	% Change 2000 to 2011
(12,000)	25,000	1.9%

South East England (excl London)		
Annual Population Growth 1990 to 2000	Annual Population Growth 2000 to 2011	% Change 2000 to 2011
24,000	101,000	6.3%

London		
Annual Population Growth 1990 to 2000	Annual Population Growth 2000 to 2011	% Change 2000 to 2011
30,000	33,000	5.1%

South West England		
Annual Population Growth 1990 to 2000	Annual Population Growth 2000 to 2011	% Change 2000 to 2011
28,000	39,000	4.1%

Source: "Housing Statistics 2003"; Housing Data and Statistics Division; Office of the Deputy Prime Minister;

Government Response to Lack of Demand Supply Equilibrium

Lend Lease

- Increased supply: Feb 2003 Sustainable Communities Plan, 200,000 new homes by 2016 in four growth areas in South East
- Increased planning consent size in the South East giving rise to "Mega-sites" such as Greenwich Peninsula
- Planning system acceleration
- Possible new legislation including: REITs (PIFs); planning tax; land hoarding tax
- Research lead : Barker Report/Egan Report

Lend Lease Business Model Exploits a Market Gap

Lend Lease

Demand → ← **Gap** → ← **Supply**

Government need:
- Increase supply
- Key worker accommodation
- Sustainable communities
- Higher density development
- Brownfield land development
- Institutional investment

Lend Lease model:

- Accelerate large scale developments to "serviced-site" stage
- Provide institutionally viable investment opportunities
- Create and implement Design Codes
- Create and manage genuine mixed use sustainable communities
- Provide Key Worker accommodation

Housebuilders want:
- To control rates of new houses
- Maintain profits from enhanced land value

Investors want:
- Satisfactory returns

Commercial Developers want:
- Minimum residential planning obligations

Lend Lease Market Focus in Response

Lend Lease

1. Private residential market in areas with strong economic support creating new **Urban Communities**
2. Affordable/**Key Worker Housing** – future market opportunity combining with Bovis Lend Lease supply chain strengths
3. Northern **Urban Renewal** opportunities– government intervention needed
4. Evolution of residential **Institutional Investment** market

Lend Lease is Strongly Positioned to Fill Gap

Lend Lease

- Established reputation and relationships
- Team in place to realise additional opportunities
- Leverage off UK Retail and international residential capability

Page 1 of Urban Communities Business Plan

Lend Lease

Vision: Make the Lend Lease name synonymous with the creation of truly sustainable communities, where generations to come will choose to live, work and play

Mission: Lend Lease Urban Communities create, invest in and manage large scale, mixed use, sustainable new urban communities by applying an inclusive approach to meeting all stakeholders aspirations thereby creating a location that is socially, environmentally and economically successful

Opportunities Realised by Utilising Business Model

Lend Lease

- Land Management model and Master Developer
- Key differentiator is funding planning and infrastructure (hard and soft)
- Proceeds from land sales to secondary developers recover costs, base land component paid to the landowner and balance (profit) is shared
- Features:
  - Low capital in land banking : high ROCE/IRR
  - Ability to respond to market cycles
  - Annuity style earnings
- Option for selective vertical development in commercial and residential high rise (Bovis Lend Lease to help manage risk)

Illustrative Returns for Land Management Model – per unit

Lend Lease

Residential – typical private unit


Development
100%
85%
Development Costs
20-40%
[redacted]
Land Component (25% of GDV)
100%
• Infrastructure
• S106
• Operational Costs
50%
[redacted]

GDV = Gross Development Value



Lend Lease

Greenwich Peninsula

Bert Martin, COO Urban Communities

Greenwich Peninsula

Lend Lease



The Story So Far

Lend Lease

- December 2001: Selected as English Partnerships' preferred partner
- May 2002: Contracts signed with English Partnerships
- December 2002: Submission of planning application
- April 2003: Resolution to grant planning consent
- June 2003: Approval from the Mayor of London
- July 2003: No 'call in' by Secretary of State
- February 2004: Full Planning Permission Obtained


Lend Lease

Keith Hill, Minister for Housing & Planning and Minister for London:

"Meridian Delta Limited has drawn up a marvellous masterplan for the Peninsula,...it will deliver the high quality environment and services that are essential to the creation of communities that are sustainable, both socially and economically."

Greenwich Peninsula

Lend Lease

- S106 Negotiations: February 2004
- Unconditionality: June 2004
- First Revenues: June 2006
- Arena Opens: Early 2007

Greenwich Peninsula – Location

Lend Lease


BUCKINGHAM PALACE
HOUSES OF PARLIAMENT
TOWER BRIDGE
MILLENNIUM DOME
THAMES BARRIER

Greenwich Peninsula – Historical Use : Industrial

Lend Lease



Greenwich Peninsula – Today

Lend Lease



Greenwich Peninsula

Lend Lease

Concept & Masterplan


Meridian Line
Dome
School
GMV



Greenwich Peninsula

Lend Lease

Masterplan Overview

- A new community for Greenwich and London which maximises urban density
  - 20,000 residents
  - 24,000 workers
  - 26,000 visitors
- Mixed-use but emphasis on residential with substantial affordable housing
  - Around 10,000 homes
  - Around 3.5 m sq ft employment space
  - Around 350,000 sq ft retail space
  - 630 bedroom hotel
- End Value £5bn



Greenwich Peninsula

Lend Lease

Masterplan Overview

- Integrates with a successful Dome solution
  - 26,000 capacity Arena
  - Around 62,000 m^2 entertainment and leisure space




Lend Lease
Greenwich Peninsula –
Arena

Greenwich Peninsula - Millennium Dome

Lend Lease





Greenwich Peninsula

Lend Lease



Greenwich Peninsula

Lend Lease

Differentiation

- Long-term view and involvement – confidence in our vision
- Scale
  - Community creation
  - Local environment, public realm, amenities
- Understanding of consumers
  - Satisfy consumer needs
  - Engage new market segments

- Research Led Approach
  - Consumer segmentation based on values, beliefs, lifestyles and lifestages
  - Similar to the consumer focus and research led approach that underpinned Bluewater's success


7 cluster groups
County Classics
Young Fashionables
Club Executives
Sporting Thirties
Young Survivors
Home Comfortables
Budget Optimists

Greenwich Peninsula

Lend Lease

Parties

- English Partnerships (EP - Landowner)
- Quintain (QED - Landowner)
- Meridian Delta Limited (LLC/Quintain – MDL)
- Anschutz Entertainment Group (Arena Operator)

Greenwich Peninsula

Lend Lease

Lend Lease derives profit from:

- Land Management Deal
- Vertical Development
- Bovis Lend Lease involvement
- Control of £5bn pipeline

Other Potential Profit Sources:

- Estate Management
- Capital Raising

Greenwich Peninsula

Lend Lease


EP
Land Management
Agreement for 25 years
LL RES (UK)
MDL
LLC
QED
Development Services
Agreement
999 year Sub-Leases
3rd Party
Developers
MDL
Development
Group
BLL

	Ownership	Funding	Profit
LLC	51%	50%	53%
QED	49%	50%	47%

MDL Minimum Development Obligation

0.33m sq ft every 5 years

Minimum Marketing Obligation

0.67m sq ft every 5 years

Typical Private Residential Unit

Lend Lease


Development
(assumed avg £340k per unit)
Value Range £300-
£500 psf
Development Cost
£190-£230 psf
Developer Profit
(12-15% of GDV)
Development
Costs
Land
(20 - 40% of GDV)
100%
85%
25%
Land Component
100%
71%
24%
MDL
Profit
EP Profit
•Infrastructure
•S106
•MDL Operational
Costs
Minimum Land
Value (to EP)

Typical Commercial Development

Lend Lease

Value Range £27-35 psf

Yield 6.5%-7.5%

Development Cost £210-£240 psf


Development
(assumed avg £395 psf)
Developer Profit (12-15% of GDV)
Development Costs
Land (20 - 30% of GDV)
100%
85%
20%
Land Component
100%
77%
35%
MDL Profit
EP Profit
•Infrastructure
•S106
•MDL Operational Costs
Minimum Land Value (to EP)

Greenwich Peninsula

Lend Lease

Indicative Delivery (Completion)


7000
6000
5000
4000
3000
2000
1000
0
Unit #'s / '000 sqft
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Time
Private Residential
Commercial
Retail

Greenwich Peninsula

Lend Lease

■ Lend Lease Commitment:	
– Costs to Date	£7.5m
– Initial Infrastructure	£20m
– Total Forecast Infrastructure	£125m
■ First Revenues	June 2006
■ ROCE (pre-tax)	Rising to >20% in 6-7 years
■ Cash Positive	2010/11

Greenwich Peninsula

Lend Lease

- English Partnerships/Govt grant 999 year lease to Meridian Delta Dome Limited (MDDL) for Dome
- Anschutz Entertainment Group (AEG) take a 55 year lease from MDDL
- AEG pay rent at 3% of ticket sales – base £750k pa maximum £1.5m pa
- AEG/MDDL develop outer ring together
- Max obligation for Dome maintenance £10.5m


Lend Lease

Pipeline and Summary

Richard Powell, Director Urban Communities

Creation of a Pipeline of Opportunities

Lend Lease

- Sources of Opportunities:
  - Local Authority partnerships
  - Government agencies
  - Private landowners

- Types of Transactions:
  - Inner Urban brownfield mixed use → Urban Communities in South East (Primary Focus)
  - Outer Urban masterplanned communities → Urban Communities in South East (Primary Focus)
  - Key Worker Housing → London
  - Urban Renewal → Northern Cities

South East England Government Growth Areas

Lend Lease




Milton Keynes
Cambridge
Stanstead
Buckinghamshire
Reading
Thames Gateway
Ashford
Southampton
Brighton & Hove
West Sussex
East Sussex
South East Region

- Population growth of 1m in South East by 2011
- Historic low new home supply in UK but recent growth in South East

Characteristics of Lend Lease Urban Communities

Lend Lease

- Involvement Pre-planning
- 2,000 + homes with associated public infrastructure and employment use
- Land management / Master Developer
- Minimal initial investment : resource development : share of proceeds of sale
- Target IRR 20% +


Plot of land
Planning Approval
Horizontal Development
Sale of plots
Vertical Development

Profile of Urban Communities Business

Lend Lease

- Timing and Risk Profile
  - National Policy : Sustainable Communities Plan
  - Regional Planning Policy : land use planning
  - Local Planning : Outline Planning Consent
  - Hard & Soft Infrastructure
  - Phased Land Sales
  - Vertical development
- Growth Profile
  - One new project per annum
  - Up to 20,000 units under control by year end 06/07
  - Embedded value of Urban Communities business?

Pipeline

Lend Lease

	New Business Opportunity	Location	Status & Planning Timescale	Size
1	Project Parmesan (Outer Urban)	London-Stansted-Cambridge	Under Negotiation 2007-9	700 acres 6,000 homes
2	Project Diamond (Affordable Housing)	London	Under Negotiation 2005 +	3,500 initially, increasing to 15,000 per annum
3	Project Rose (Inner Urban)	Ashford	Under Negotiation 2008-10	Approx 100 acres Mixed Use 2,000 homes
4	Project Wilkinson (Outer Urban)	South Midlands:Milton Keynes	Detailed Discussions 2007-9	2,000 acres 9,000 homes
5	MOD (Inner and Outer Urban)	South-East (Multi-site)	Early discussions TBD	To be determined
6	Project King (Outer Urban)	South Midlands:Milton Keynes	Early discussions 2009-11	2,000 acres (over two sites)
7	Project Black (Outer Urban)	London-Stansted-Cambridge	Detailed Discussions 2008-10	1,600 acres 9,000 homes
8	Project Merlot (Outer Urban)	South-East Growth Area	Early discussions 2010-12	2,000 acres 5,000 homes

Return Metrics for Typical Urban Community Project

Lend Lease

- Average cost per project £5-10m to reach development commencement – incurred in stages
- Development costs pre-planning c£2m pa
- Timescales to planning consents 3-5 years
- Values for residential units in South East c£400 per sq ft
- Costs for residential units in South East c£200 per sq ft
- Land management profit per unit c£6-10k
- Additional income from: vertical development, capital raising, project management/construction management, estate management

Typical Project Profile

Lend Lease

Typical Project say 6,000 units


Cumulative Cash Position
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15
Year

Implications

- Cash negative first 5-6 years
- Project IRR >20%

Benefits of Merged Entity

Lend Lease

- Rapid growth on efficient capital model
- Increased funding options for Urban Communities business
- Bigger portfolio of projects creates sustainable business in shorter timescale
- Significant growth opportunity
- Long term annuity style income stream
- ROCE rising to stable 20%+ within 10 years

Summary

Lend Lease

- Urban Community business model appropriate to UK and well positioned to succeed
- Greenwich Peninsula high profile and great relationships with key stakeholders
- Leverage off UK retail sector skills and international residential expertise
- Opportunity for greater returns from vertical development and estate management income
- Capability to deliver one new scheme per annum building to 20,000 units within 3-5 years
- Other growth potential in:
  - Urban renewal in northern cities
  - Affordable / Key Worker Housing in London
  - Residential as a property investment class

Lend Lease

UK Retail – Significant Value Add Opportunity


Bluewater
12th July 2004

Lend Lease is a leading player

Lend Lease

- 10 years of UK operation
- Track record of adding value:
  - Asset Development
  - Asset Management
- Equal 4th in terms of shopping centre UK AUM and growing
- Pipeline of new projects – on existing and new assets
- Created the UK's No 1 ranked centre
- Strong relationships with key owners and institutions
- Recognised for innovation and high standards of delivery (50 awards in 8 years)

We are the UK benchmark upon which others measure themselves

Management structure

Lend Lease


CEO
Keith Perry
FINANCE
Craig Matheson
Finance Team
INVESTMENTS AND TRANSACTIONS NEW BUSINESS (Funds)
John Peacock
Research
PROJECT MANAGEMENT AND DELIVERY
Peter Hopson
Project Mgmt Team
DEVELOPMENT
WARRINGTON
Jeff Peers
NORWICH
Duncan Bower
NEW BUSINESS
Jeff Peers
ASSET AND FUND MANAGEMENT
Peter Allwood
Damien Smith
Matthew Clements
David Robinson
Asset/Fund Teams


Lend Lease

Keith Perry – CEO Retail

Content

Lend Lease

- Market attractiveness
- Value-adding UK platform
- Performance track record
- Investment strategy and pipeline
- Financials – how does it work
- Summary

Lend Lease

Market Attractiveness

An opportunity with considerable scale

Lend Lease

Total Non Financial Assets in the UK National Accounts


Total non-financial assets
(£5,000b)
9%
11%
7%
11%
7%
55%
Total ownership of commercial
and industrial sector (£565b)
1%
2%
2%
6%
Civil Engineering works
Non-marketable tenancy rights
Commercial, industrial and other buildings
Other
Residential buildings
Plant and Machinery
Financial corporations
Non-financial corporations
General Government
Households and non-profit
institutions serving households

- Financial institutions hold est. £26b of UK significant shopping centres.
- Large market provides opportunities for scale in UK market.

Source: UK National Accounts, The Blue book 2003, Office for National Statistics

The UK shopping centre market is large

Lend Lease



Market Breakdown
Number of centres
120
100
80
60
40
20
0
250k - 400k
400k - 500k
500k - 750k
750k - 1m
>1m
Size (sq ft)

UK shopping centres >250,000 ft²

Number: ~ 190 centres

Market Value ~ £26b

Typical level of divestments (2004)

£4.5b for all centres.

- Some potential for portfolio acquisitions

...despite its scale, the retail property sector is immature and this provides opportunities

Lend Lease

The UK shopping centre market is immature in comparison to the USA and Australian markets

Characteristics of an immature market

- Fragmented ownership
- Undercapitalised assets
- Outsourced management
- Inefficient ownership structures
- Low shopping centre floor space per capita

Characteristics of a mature market

- Small number of dominant players
- Integrated management model
- Intensive asset management
- Tax efficient structures
- High shopping centre floor space per capita

These characteristics are typical of the UK shopping centre market

...the market is undershopped and has considerable development potential

Lend Lease

The UK has a low level of shopping centre and retail floor space per capita


Retail Floor Space per Capita
sq m per person
4
3
2
1
0
USA
Australia
UK
Shopping Centres
Total Retail

Source: Jebb Holland Dimasi (2000)

Undercapitalisation means skilled management will extract value

Lend Lease

UK shopping centre assets are under capitalised

- Average shopping centre age is 20 years but the development market is focused on new build units with only 40% of expenditure on existing assets

UK Shopping Centre New Development
1965 - 2000


Assets developed in the 1970s and 1980s typically now under capitalised
Gross sq ft (millions)
10
9
8
7
6
5
4
3
2
1
0
Out of Town
Town Centre
65 67 69 71 73 75 77 79 81 83 85 87 89 91 93 95 97 99
Year

Source: CBRE

Best in class asset

Lend Lease


Risk and Return by Sector
1980-2002
Total returns per year (%)
14
12
10
8
6
4
2
Beta 0.8
0.7
1.2
1.0
1.0
Standard Shops
Shopping Centres
Standard Offices
Industrial Parks
All Property

Source – Investment Property Databank

Investment attributes of UK Shopping Centres:

- Superior risk adjusted total investment returns
- Planning / physical constraints on new supply
- Ability to generate incremental returns through the application of our core skills:
  - Redevelopment
  - Intensive asset management
  - Commercialisation

Sophisticated management will generate higher returns

Lend Lease

Asset management in the UK is less intensive than in mature markets (eg USA, Australia)

For Example:	UK Market Characteristics
Master Planning	Master planning a centre's long term evolution and expansion is not widely practised
Commercialisation	A relatively new concept in the UK (albeit evolving at a rapid pace)
Retailer Relationships	Generally has not been an area of focus in the UK
Pre-emptive investment positions	Majority of owners in the UK do not recognise the benefits

Source: Lend Lease UK retail business unit

Existing ownerships can be used to leverage opportunities

Lend Lease

		TOTAL	LL INTEREST
Assets:	Bluewater	£1,621m	£486 (30%)
	Touchwood	£225m	*
	Overgate	£139m	*
	Chapelfield	£250m**	£250**(100%)
	Warrington	£237m***	£120***(50%)
		£2472m	£856m
Funds:	Lend Lease Retail Partnership	£630m	£25m (3.95%)
	Lend Lease Overgate Partnership	£139m	£43m (30.7%)
		£769m	£938m

* *Lend Lease interest held through Lend Lease Fund.*
** *Conditional contract in place for sale. End value is indicative of scale and is not a forecast.*
*** *Conditional contract in place for purchase. End value is indicative of scale and is not a forecast.*

- Asset Management/Fund Management fee income is secured through contracts held over retained assets

Collective Investment Vehicle growth will stimulate beneficial change

Lend Lease

- Collective Investment Vehicles growing rapidly
- Lend Lease manages the leading UK retail property Collective Investment Vehicle
- Institutions moving away from direct ownership of assets and this provides...
  - Greater transparency of performance
  - Potential access to existing centres

UK Government is progressing REITs

Lend Lease

- UK Treasury has published a draft consultation paper
- Lend Lease lobbying to maximise benefits of potential legislation
- Responses from the market are due by 19 July
- Uncertainty about timing, introduction and form. May be influenced by:
  - Consultation
  - Timing of elections
- Industry expectations are approx. 2 years to introduction
- REITs will provide capital, Lend Lease retains development expertise competitive advantage

Lend Lease

Value Adding UK Platform – Generating Outperformance

Matthew Clements – Portfolio Manager

UK competitors' position offers opportunities

Lend Lease

- Many owners with diverse asset base – limited specialisation in asset ownership
- No dominant player – not exploiting scale
- Hands-off management – absence of specialist skills in management
- Limited institutional development activity – not employing skills to enhance
- Property based approach to management – not property but businesses

Fuelling growth – Assets as businesses

Lend Lease


"Investment" Management
"Property" Management
Acquisition/Disposals
Capital Raising/Structuring
Gearing
Capital Expenditure decisions
Funds Management
Business Management
Investment Management
Owners' Reporting
Masterplanning / Planning
Asset Enhancement
Valuation Management
Rent Review Strategy
Asset Management
Letting Mgmt/ Retail Plans
Additional Income
Events Management
Retailer Relationships
Brand Management
Revenue Management
Physical Property
Debt Collection

We know our customer...

Lend Lease

Development Phase	Years 1-3	Now & in the Future
Build Cluster models based on attitudinal and lifestyle surveys	Use exit survey data from real customers to build knowledge of cluster contribution	Build database of individual customers and segment by category, life stage and their value to the centre

...And what drives them...

Lend Lease

- The full wardrobe
- Backlash against sameness
- Fountain of youth
- Argos to Armani
- Searching for an editor
- Indulge yourself
- Quest for experience
- Home comforts
- Going and doing
- We are all Searching for Authenticity...


Argos
5000 new products!







...Drives sales performance

Lend Lease

- Moves away from theoretical models towards insight based on the commercial dynamics of the business
- Reduces wastage by concentrating marketing effort on:
  - Sales value to the business
  - Those most receptive to the Assets brand “Adorers”
- Clear understanding of weaknesses / strengths in retail mix
- Average sales growth across portfolio of 8%

Sales performance promotes income growth

Lend Lease

- Retailer relationships
- Retail planning
- Brand management
- Sustainability modelling

We evolve the mix...and know our tenants

Lend Lease

- Since commencing UK operations, we have completed over 600 lettings
- Active dialogue is held with our tenants across the portfolio
- Acquisition of leases and re-lettings is used to create market evidence and improve the consumer offer
- We leverage the scale of portfolio and presence of Bluewater
- Example of pro-active tenant management

...And deliver additional income...

Lend Lease

- "Commercialisation" incorporates casual leasing and non traditional income streams
- Pioneering the market (e.g. Brand Experience Association)
- Long term partnerships developing
- Commercialisation across portfolio exceeding £3.3m p.a. (or 2% of income) and growing

...And quality brand partners

Lend Lease

- Land Rover Partnership
  - Off Road Experience and Welcome Hall
- Nestle Partnership
  - Children's Zone & Vending
- Visa
  - Interactive Events & Sponsorship
- L'Oreal
  - Experimental Marketing
- Ford
- Toyota




Lend Lease

Performance Track Record

John Peacock –
Director of Transactions

An established UK funds management business

Lend Lease

- Established in 1990s with first significant UK Collective Investment Vehicle raising over £500m of capital
- Currently second largest manager of UK shopping centre Collective Investment Vehicles
- Two Limited Partnerships (wholesale funds)
- Tax-efficient structure
- Dual fee structure – competitive base fee + incentive fee based on performance
- Participate in IPD and APUT Indices

Lend Lease operates significant investment partnerships

Lend Lease

	Lend Lease Retail Partnership	Lend Lease Overgate Partnership
Commencement Date	1999	2000
Review Date	2011	2008
Assets	Bluewater (25%), Touchwood (100%)	Overgate (100%)
Number of Institutional Investors	36	6
Net Asset Value (£m)	630.0	140.0
Subscribed Equity (£m)	506.4	130.1
Current MER	45bps	35bps
Fees	30 bps AFUM + Performance Fees (Outperform market by 10% * 15bps, Capped at 50bps AFUM)	30bps AFUM + Performance Fees (Outperform market * 15bps, Capped at 50bps AFUM)

Generating high performance

Lend Lease

We have superior property management skill base in the UK

Total Returns Vs Benchmark
Three Year Average 2001 - 2003


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.6%
10.5%
Lend Lease Portfolio
IPD Benchmark

- Feedback from Lend Lease Limited Partnership investors indicates we are "top of class"
- Comparisons against benchmark supports our capability

Source: Lend Lease / Investment Property Databank

Lend Lease's UK business has a track record of adding value

Lend Lease

European Shopping Centre Development Track Record (£m)

	Bluewater	Overgate	Touchwood	Arrabida	TresAguas	TOTAL
Completed	1999	2000	2001	2001	2002	
Development cost	730	128	175	58	100	1191
Value on completion	1135	130	205	71	130	1671
Value today	1620	140	225	85	130	2200
Value add on cost	890	12	50	27	30	1009

Asset returns only. Merged entity secures corporate earnings where 3rd party capital used.

Lend Lease

Investment Strategy and Pipeline

Chapelfield, Norwich - Pipeline project being successfully implemented

Lend Lease

- One of the largest UK Shopping Centre assets under construction
- Forecast end value circa £250m
- LL first involved 1999 through acquisition of core site holding
- On acquisition, proposals to develop lacked
  - Stakeholder support
  - Planning consent
  - City integration
  - Tenant interest in product
- Development in highly sensitive location


CHAPELFIELD,
NORWICH



Chapelfield, Norwich – Turned around and launched

- Secured stakeholder consensus
  - Market research
  - Consultation
  - Working in partnership not conflict
- Integration achieved
  - Project and Construction Management teams drove design
  - Development and project management maximising return – good design
  - Prime retailing in the City
- Planning approval granted
  - Local government endorsed project
  - Expert architectural groups participation
  - Central Government Minister enthused



Kings Lynn
Norwich
Great Yarmouth
Lowestoft
P'borough
Cambridge
Bury St Edmunds
Ipswich
Core 338,900
Secondary 495,900
Tertiary 194,800
Total 1,029,600



Chapelfield, Norwich – Implementation is a success

Lend Lease

- Pre-lettings secured with benefit of city integration and Lend Lease design
  - Leading UK department store signed
  - Leading UK retailers secured
  - Established as a prime pitch before start of work
- Project leasing now at 80% by value signed or with lawyers
- Construction on programme with integrated construction and project management
- Costs and value on budget
- Quality and risk control in place and managing all issues
- Delivery Autumn 2005


City Hall
Theatre Royal
The Assembly House
Bus Station
Residential



Golden Square, Warrington – Adding to the pipeline

Lend Lease

- Major retail development in NW England
- Potential end value estimated at £230m
- Existing 300,000ft centre owned by two UK institutions
- Institutions needed a partner that could manage complexity and achieve point of difference
- Lend Lease selected and is now delivering


GOLDEN
SQUARE,
WARRINGTON



Golden Square, Warrington – Growing the asset

Lend Lease

- Extension will double the asset size
- Major new anchor secured
- Additional car parking to be built
- Re-positioning of existing asset
- Development, Project, Construction and Asset Management teams driving cost and value



Golden Square, Warrington – Delivering returns

Lend Lease

- Project will capitalise on 1.4m catchment population
- Investment before gearing c£40m when unconditional and c£60m for redevelopment for 50% stake
- Pre-conditions in New Year re pre-letting, compulsory purchase order and agreement with Local Council, start on-site will follow
- Forecast indicative initial yield of 7.5% to 8.0% per annum on development cost ungeared on completion, 9.0% to 9.5% per annum with gearing.
- Earnings will be further enhanced by fee income from joint ownership



Core
296,790
Secondary
592,830
Tertiary
543,620
Warrington
Runcorn
Widnes
Chester
Stockport
Bolton
Wigan

Lend Lease has a strong position for pipeline acquisitions

Lend Lease

- Ownership/management is fragmented – we already work with many of the owners (nearly 40 in existing partnerships)
- Principal opportunity when owners recognise redevelopment needed and require a partner

Top Ten UK Institutional Property Investors

Rank	Name	Limited Partnership/ Direct Investors
1	Morley Fund Management	✓
2	PruPIM	✓
3	Henderson Global Investors	✓
4	Standard Life Investments	✗
5	LaSalle Investment Management	✗
6	Scottish Widows Investment Partnership	✓
7	Insight Investment	✓
8	Legal & General Property	✓
9	ISIS	✗
10	Hermes Property Investment Management	✓

Source: Lend Lease UK

Additional growth in the pipeline

Lend Lease

	Sq metres (#m)	Estimated value (£b) (development works)
Total development pipeline	3.6	19.1
Too small (<23,000 sq m)	(0.5)	(2.4)
Already under construction	(0.3)	(1.5)
Developer/owner will not partner	(1.3)	(6.4)
Available target for Lend Lease	1.5	8.7

Average pipeline is estimated at approx. £2b per annum – 1 project per year represents market share of approx. 10%.

An immediate pipeline

Lend Lease

- Golden Square, Warrington already secured from pipeline
- Lend Lease has a strong position on significant projects to feed its short term pipeline:
  - Redevelopment of existing centre to generate prime pitch retail. Approximately 500,000 sq ft. Lend Lease currently working with owner.
  - Major regeneration/development project in multi-ownership. Approximately 1.0m sq ft. Lend Lease has relationship with all parties.
  - Potential regional shopping centre through repositioning and development. In excess of 1.0m sq ft. Lend Lease has position that could be developed.
  - Significant mixed use scheme. Approximately 300,000 sq ft of retail plus additional uses. Lend Lease progressing detailed negotiations.
  - Major retail destination with potential for consolidation of existing retail and extension. Approximately 1.25m sq ft. Lend Lease holds strategic relationships.
- Lend Lease is positioning itself on further projects

Strategy is compelling

Lend Lease

- Control and exploit ownership and development opportunities through the use of our balance sheet and the application of our core value adding skills
- Maximise returns from existing retail assets
  - Active asset management
- Leverage strong position in market
- Secure at least one retail development asset every 12-18 months
- Generate strong investment returns and corporate earnings from growing portfolio



Lend Lease

Financials – How Does It Work?

Financial overview to generating accretive returns

Lend Lease

- Blended returns
  - Asset returns
  - Redevelopment
  - Corporate earnings
- Debt
- Co-ownership and third party capital

Financial profile – UK retail redevelopment

Lend Lease

	Redevelopment Scheme[1]
Acquisition cost	£80m
Acquisition yield	6.0% to 6.5%
Redevelopment cost	£120m
Yield on redevelopment cost	7.0% to 7.5%
Yield on total cost	7.0% to 7.25%
Growth p.a	4.0%
Total return	>11%
Tax leakage on income	circa 10%
Total return after tax	>10%
Additional potential Corporate earnings	
Design & Construction costs	3% of construction costs (c£2m)
FM/AM	50bps per annum of asset value

Note:
1. Potential income growth of redeveloped scheme consistent with our experience in the UK

Financial profile – UK retail redevelopment

Lend Lease

UK Retail Yields
Pre and Post Redevelopment


Target 4%+ earnings growth p.a.
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
Earnings neutral
Acquisition yield
Yr 1
Yr 2
Yr 3
Property yield
Equity yield post gearing and tax

Note: (1) Equity yield assumes 60% gearing @ 5.5%
(2) Excludes corporate earnings

Other Benefits

- Builds trust earnings
- Generates corporate earnings (3rd party)
  - development management
  - project management
  - asset / property management
  - Potentially builds wholesale business
- Builds relationships with UK institutions


Lend Lease

Summary

Adrian Chamberlain – CEO Europe

Merged entity benefits

Lend Lease

- Leverages existing leading position in UK retail development market
  - Continental Europe offers upside potential
- Creates options to pursue direct ownership as well as third party capital model
- Captures development returns in-house creating long term accretive income streams off large scale pipeline
- Additional earnings and return upside generated by construction, asset, funds and Facilities Management income streams

Summary

Lend Lease

- A unique opportunity exists to exploit the consolidating and dynamic UK retail market:
  - Demand
  - Supply
  - Means
- Lend Lease is well positioned to realise this opportunity:
  - Market and competitive position
  - Track record
  - Future pipeline
- Continental Europe offers further potential upside
- The merged entity offers both parties enhanced opportunity in realising this potential


Lend Lease

Additional Information – Existing Assets

Bluewater

Lend Lease


Leeds
Liverpool
Cardiff
BLUEWATER,
KENT



Bluewater

Lend Lease

Bluewater

- Opened: March 1999
- Area: 1,670,000 ft^2
- No. of stores: 335
- Anchors: John Lewis, Marks and Spencer
  House of Fraser, Showcase
- Other: Site – 250 acres
  Community &
  leisure facilities
- Footfall: 27.0m (+3.0%)
- Market share: 6.0%
- Occupancy costs 16.9%
- Total MAT: £806m


LL Retail
Partnership
25%
Lend Lease
(Blueco)
30%
Hermes
10%
Prudential
35%

Ownership

Bluewater – Catchment map

Lend Lease


Sudbury
Harwich
Halstead
Colchester
Stevenage
Dunstable
Great Dunmow
Clacton-on-Sea
Hertford
St Albans
Chelmsford
Southend-on-Sea
London
Tilbury
Margate
Swanley
Croydon
Sevenoaks
Maidstone
Canterbury
Reigate
Ashford
Dover
East Grinstead
Folkestone
Horsham
Hastings
Brighton

- Bluewater's catchment has a population of 11.7 million and has 4.9 million households.

- The population split:

– Core	1.9m
– Secondary	3.2m
– Tertiary	6.6m

- There is a total of £11.6b of available spend. Split:

– Core	£1.4b
– Secondary	£3.1b
– Tertiary	£7.1b

- Sales contribution :

– Core	56%
– Secondary	16%
– Tertiary	15%
– Pull-in	13%

Bluewater – Rent review profile

Lend Lease


Number of Rent Reviews
No. of Reviews
200
150
100
50
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Bluewater – Lease expiry profile

Lend Lease

Lease Expiry Profile


10 + Yrs
94%
5 - 10 Yrs
4%
0 - 5 Yrs
2%

Bluewater – Key points

Lend Lease

- Bluewater was, and continues to be, a catalyst for Kent Thameside growth
- Trading performance continues to be outstanding – many retailers top 5 within chain
- Lend Lease continues to attract non traditional shopping centre retailers, e.g. L'Oreal, Apple, Joseph
- Well positioned with ODPM Communities Plan – identified growth areas sit within existing trade area

OPDM = Office of Deputy Prime Minister

Touchwood

Lend Lease


Leeds
Liverpool
Cardiff
London



Touchwood

Lend Lease

TOUCHWOOD

Opened:	September 2001
Area:	650,000 ft^2
No. of stores:	94
Anchors:	John Lewis, Cineworld Cinema
Other:	Community facilities
	Clarendon House
	Library Square
Footfall:	16.6m
Market share:	2.9%
Occupancy costs:	14.5%
Total MAT:	£152m


LL Retail Partnership 100%

Ownership

Touchwood – Catchment map

Lend Lease


Solihull Catchment Population
Tertiary North
2,545,500
Secondary
881,700
Core
307,300
Tertiary South
624,900
Total
Catchment
Population
4.4 Million

Population:
- Core: 307,300
- Secondary: 881,700
- Tertiary: 3.170,400
- Total: 4.4 million

Available Spend:
- Core: £330m
- Secondary: £1,098m
- Tertiary: £636.6m
- Total: £2 billion

Touchwood – Rent review profile

Lend Lease


Number of Reviews
No. of Reviews
90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Touchwood – Lease expiry profile

Lend Lease

Lease Expiry Profile


10 + Yrs
94%
5 - 10 Yrs
4%
0 - 5 Yrs
2%

Touchwood – Key points

Lend Lease

- Seamlessly integrates into Town Centre – catalyst for Solihull regeneration
- Withstood the challenge of Bullring
- Quality retailers secured – Zara, Bravisimmo etc
- Master planning opportunities

Overgate

Lend Lease


OVERGATE,
DUNDEE
Leeds
Liverpool
London



Overgate

Lend Lease

Overgate

- Opened: March 2000
- Area: 420,000 ft^2
- No. of stores: 59
- Anchors: Debenhams, Littlewoods
- Other: City House
  Dundee College
- Footfall: 13.1m
- Market share: 13.5%
- Occupancy costs 11.8%
- Total MAT: £99m


LL Overgate Partnership 100%

Ownership

Overgate – Catchment map

Lend Lease



Population:
- Core = 180,300
- Secondary = 81,000
- Tertiary = 253,700
- Total = 515,000

Available Spend:
- £1.4 billion

Market Share:
- 14.4%

Overgate – Rent review profile

Lend Lease


Number of Rent Reviews
No. of Reviews
30
25
20
15
10
5
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Overgate – Lease expiry profile

Lend Lease

Lease Expiry Profile


10 + Yrs
92%
5 - 10 Yrs
4%
0 - 5 Yrs
4%

Overgate – Key points

Lend Lease

- Like Touchwood, a catalyst in Dundee's regeneration
- Trading performance continues to be outstanding
- Lend Lease has attracted several national retailers to Dundee, e.g. Mango, Warehouse
- Exciting opportunities for greater masterplanning exercise underway